FORM 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Current Technology Corporation
Suite 1430 - 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2

Date of Material Change

January 7, 2008

Item 3

News Release

Press Release dated January 7, 2008 was disseminated by PR Newswire services and SEDAR filed with the BC Securities Commission on January 7, 2008.

Item 4

Summary of Material Change

The Company is seeking shareholder approval to move the domicile of the corporation from Canada to the United States. The Company has also issued 4,000,000 restricted units for total proceeds of $200,000 (all funds USD).

Item 5

Full Description of Material Change

The Company is seeking shareholder approval to move the domicile of the corporation from Canada to the United States. To that end, a Special Meeting will be held in Vancouver, British Columbia at 2 p.m. PST on Friday, February 29, 2008. The Record Date is January 24, 2008 and an Information Circular summarizing the action will be available no later than January 30, 2008. The Company has issued 4,000,000 restricted units for total proceeds of $200,000. Each unit with a value of $0.05 consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional share at $0.10 up to and including December 31, 2012.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applciable.

Item 8

Executive Officer

Robert Kramer - 604.684.2727

Item 9

Date of Report

January 7, 2008